

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Rohan Ajila
Chief Executive Officer
Global Consumer Acquisition Corp
1926 Rand Ridge Court
Marietta, GA, 30062

> **Re: Global Consumer Acquisition Corp**
> **Amendment No. 4 to Preliminary Proxy on Schedule 14A**
> **Filed July 11, 2022**
> **File No. 001-40468**

Dear Mr. Ajila:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A filed July 11, 2022

Questions and Answers About the Proposals, page 4

1. Please provide a question and answer discussing the uncertainty surrounding the consummation of the business combinations and potential impact on GACQ's public shareholders. For instance, we note that assuming a maximum redemption scenario, GACQ would not have the ability to fund the acquisitions, and we note that the three proposed financing transactions, as discussed beginning on page 31, are non-binding proposals.

Proposed Financing Transactions in Connection with the Business Combination, page 31

2.   We note your response to prior 12 and your responses to prior comments, in which you indicated there is no set level of cash redemptions by GACQ shareholders that, if exceeded, would preclude you from proceeding with the acquisitions of Luminex and GP Global. We also note, depending on the level of cash redemptions by GACQ shareholders, you will not have sufficient cash available to fund the acquisitions. In the Proxy Statement you now disclose several proposed financing transactions that could be used to make-up the cash short-fall; however, you state they represent proposal letters, are non-binding, and are subject to possible changes in terms. Please revise the Proxy Statement to fully address the following:

- Explain why you have been unable to obtain financing for the acquisitions to date;
- Explain why you intend to proceed with shareholder votes seeking approval for each acquisition prior to obtaining financing;
- Explain if the proposed financing transactions currently disclosed represent the full range of potential financing sources;
- If financing sources other than those currently disclosed may also be used, explain whether shareholders will have an opportunity to change their votes related to the acquisitions and/or approve the alternative financing sources; and
- Disclose and discuss the potential risks and consequences to shareholders of not obtaining financing prior to them voting to approve each acquisition.

Unaudited Pro Forma Condensed Combined Financial Information, page 89

3.   We note your response to prior comment 3. Please revise the fifth bullet on page 89 to also refer to the historical audited financial statements of GP Global as of and for the year ended March 31, 2022.

4.   Please be advised we are continuing to consider your response to prior comment 2.

5.   We note your response to prior comment 5. It appears the amounts of pro forma long-term debt under both the minimum and maximum redemption scenarios presented in both pro forma balance sheets on pages 93 and 97 are not accurate and should be corrected so that all columns and rows properly foot and cross foot.

6.   We note your response to prior 9 and we note the pro forma financial statements now reflect the issuance of 10.5 million shares for the acquisition of GP Global; however, as previously requested, please ensure all related disclosures throughout the filing are consistent, for example we note disclosures on pages 83 and 156 that indicate 8.6 million shares will be issued to acquire GP Global.

7.   We note your response to prior comment 10; however, since the transaction costs are appropriately recorded in the pro forma statements of operations for the year ended December 31, 2021, it appears the offsetting adjustments to cash should be reflected in the accumulated deficit rather than additional paid-in capital on pages 93 and 98.

8.   Based on disclosures throughout the Proxy Statement, including the proposed financing transactions beginning on page 31 and the agreement with the Luminex Seller to elect to receive debt and/or shares in lieu of cash, it appears the pro forma financial statements to do not give effect to the full range of possible results. Please give us a comprehensive analysis of the full range of results that may occur if GACQ acquires Luminex and if GACG acquires Luminex and GP Global. Please explain how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the pro forma financial statement are adequate since it does not appear they currently give full effect to the full range of possible results.

9.   We note your response to prior comment 4, including pro forma adjustments related to a probable sale lease back transaction. We also note both pro forma balance sheets continue to reflect negative pro forma cash balances under the maximum redemption scenarios and you disclose that if cash shortfalls occur the Luminex Seller has the option, but not the obligation, to accept debt or shares in lieu of cash; however, you have not disclosed the terms of this arrangement or the potential impact it could have on your accounting for the acquisition of Luminex or on the pro forma financial statements. In addition to addressing the comment above related to the pro forma financial statements giving effect to the full range of possible results, please you also address and clarify the following:
- The probable sale lease back transaction reflected in each set of pro forma financial statements results in material gains during the year ended December 31, 2021; however, the acquisitions of Luminex and GP Global will require their fixed assets be recorded at fair value. It is not clear why a lender would provide cash proceeds that significantly exceed the fair values of the assets being purchased.
- It is not clear why the cash proceeds from the proposed sale lease back transaction are the same whether GACQ acquires Luminex or GACQ acquires Luminex and GP Global.
- It is not clear how you determined the appropriate accounting for the sale lease back transaction based on the provisions of ASC 842 or how the pro forma statements of operations appropriately reflect the related rent expense (for an operating lease) or the related depreciation expense (for a finance lease). The current adjustments to the pro forma statements of operations appear to essentially reflect the sale lease back transaction as debt and only record additional interest expense.
- It is not clear why both pro forma balance sheets continue to reflect negative pro forma cash balances since that does not reflect outcomes that can occur.
- It is not clear why the pro forma financial statements do not reflect the potential impact of the Luminex Seller's option, but not obligation, to accept debt and/or shares in lieu of cash. It is also not clear what the terms of the option are.
- It is not clear why the pro forma financial statements do not reflect the potential impact of other proposed financing agreements.

Consolidated Financial Statements, page F-1

10.   Based on the proposed business combinations, the fact that Luminex and GP Global do
       not qualify as smaller reporting companies, and the fact that GACQ filed its first Form 10-
       K, please revise the historical financial statements included in the filing to address the
       following:
       • Provide updated interim financial statements and related disclosures for Luminex;
       • If required, provide updated interim financial statements and related disclosures for
         GACQ and GP Global;
       • Provide annual audited financial statements for Luminex for each of the three years
         ended February 28, 2022; and
       • Provide annual audited financial statements for GP Global for each of the three years
         ended March 31, 2022.

General

11.   We note your response to prior comment 20. Please revise to clarify if there is any
       material difference between the five-year financial model prepared by Whitewater and the
       projections included in your disclosure beginning on page 157. If there are such
       differences, explain the reasons, providing quantification where possible.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related
matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641
with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing

cc: Mitchell Nussbaum